UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2012

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

January 20, 2012

To whom it may concern

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditor and executive officers (including changes in their areas of responsibility) of the following entities within the Group:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Tel: +81-(0)3-5224-2026
Public Relations Office
Corporate Communications
Mizuho Financial Group, Inc.

【Mizuho Financial Group, Inc. (MHFG)】

Name	New Position (effective as of April 1, 2012)	Current Position
Mr. Junichi	Deputy President	Deputy President
Nishizawa	(Representative Director)	(Representative Director)
	Head of Human Resources Group	Head of Human Resources Group
(Chief Human Resources Officer)
and Head of Internal Audit Group
(Chief Auditor)

Mr. Masaaki	Managing Director and	Managing Director and
Kono	Managing Executive Officer	Managing Executive Officer
	Head of Strategic Planning Group	Head of Risk Management Group
	(Chief Strategy Officer)	and Head of Compliance Group
and General Manager of
Compliance and Legal Affairs

Mr. Hideyuki	Managing Executive Officer	—
Takahashi	Head of Financial Control &
Accounting Group
(Chief Financial Officer)

Mr. Daisaku	Managing Executive Officer	Managing Executive Officer
Abe	Head of IT & Systems Group	Head of Strategic Planning Group
	(Chief Information Officer)	and Head of IT, Systems &
	and Head of Operations Group	Operations Group
(Chief Operations Officer)

Mr. Yasunori	Managing Executive Officer	—
Tsujita	in charge of Strategic Planning Group

Mr. Masakane	Managing Executive Officer	Executive Officer
Koike	Head of Risk Management Group	General Manager of
	(Chief Risk Officer)	Financial Planning
and Head of Compliance Group
(Chief Compliance Officer)

Mr. Mitsuaki	Director	Deputy President
Tsuchiya		Head of Internal Audit Group

Name	New Position (effective as of April 1, 2012)	Current Position
Mr. Takeo	Director	Managing Director and
Nakano		Managing Executive Officer
Head of Financial Control and
Accounting Group
and in charge of IT, Systems &
Operations Group

Mr. Akira	Retired	Managing Executive Officer
Moriwaki		in charge of Asset Management
Planning Office

Name	New Position (to become effective in late June 2012)	Current Position
Mr. Hideyuki	Managing Director and	(Mentioned above)
Takahashi	Managing Executive Officer
Head of Financial Control &
Accounting Group
(Chief Financial Officer)

Mr. Daisaku	Managing Director and	(Mentioned above)
Abe	Managing Executive Officer
Head of IT & Systems Group
(Chief Information Officer)
and Head of Operations Group
(Chief Operations Officer)

Mr. Mitsuaki	Retired	(Mentioned above)
Tsuchiya

Mr. Takeo	Retired	(Mentioned above)
Nakano

The appointment of Messrs. Hideyuki Takahashi and Daisaku Abe as directors is subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2012.

【Director Nominees】

(Nominees are subject to approval by the regular general meeting of shareholders to be held in late June 2012)

Name	Hideyuki Takahashi
Date of Birth	Apr. 20, 1957
Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1980
Executive Officer, Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.
Managing Executive Officer, Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit
Managing Executive Officer, Chief Financial Officer, Chief Portfolio Management Officer
Managing Executive Officer, Chief Financial Officer, Chief Portfolio Management Officer, Chief Information Officer (current)

Name	Daisaku Abe
Date of Birth	June 20, 1957
Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1980
Executive Officer, General Manager of Executive Secretariat of Mizuho Corporate Bank, Ltd.
Managing Executive Officer, Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.
Managing Executive Officer, Head of Strategic Planning Group, Head of IT, Systems & Operations Group (current)

【Executive Officer Appointees】

Name	Yasunori Tsujita
Date of Birth	June 28, 1956
Education	Mar. 1981	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1981
General Manager of Shinjuku Branch of Mizuho Bank, Ltd.
General Manager of Consulting Business Development Division
Executive Officer, General Manager of Personal Marketing Division
Managing Executive Officer, General Manager of Personal Marketing Division
Managing Executive Officer (current)

【Mizuho Bank, Ltd. (MHBK)】

Name	New Position (to become effective in late March 2012)	Current Position
Mr. Manabu	Retired	Deputy President
Yoshidome		(Representative Director)
Internal Audit Group

Name	New Position (effective as of April 1, 2012)	Current Position
Mr. Takeo	Deputy President - Executive Officer	—
Nakano	Head of Internal Audit Group

Mr. Yoshiyuki	Managing Executive Officer	—
Fukuda	Head of Corporate Banking Unit
(Large Corporations)

Mr. Masaaki	Managing Executive Officer	—
Kono	Head of Strategic Planning Group

Mr. Yasumasa	Managing Executive Officer	—
Nishi	Head of Markets Unit

Mr. Toshitsugu	Managing Executive Officer	Managing Executive Officer
Okabe	Head of Retail Banking Unit	Branch Banking Division

Mr. Nobuhide	Managing Executive Officer (not full-time)	—
Hayashi	in charge of coordination with
International Banking Unit of
Mizuho Corporate Bank, Ltd.

Mr. Hideyuki	Managing Executive Officer	—
Takahashi	Head of Financial Control &
Accounting Group

Mr. Daisaku	Managing Executive Officer	—
Abe	Head of IT & Systems Group
and Head of Operations Group

Mr. Junichi	Managing Executive Officer	Managing Executive Officer
Nishizawa	Head of Human Resources Group	Human Resources Group

Mr. Yasunori	Managing Executive Officer	Managing Executive Officer
Tsujita	in charge of Strategic Planning Group	Operations Group,
Strategic Planning Group

Name	New Position (effective as of April 1, 2012)	Current Position
Mr. Masayuki	Managing Executive Officer	—
Yonetani	Head of Corporate Banking Unit
and in charge of Corporate Banking Unit
(Large Corporations)

Mr. Masayuki	Managing Executive Officer	—
Hoshi	Head of Financial Institutions
& Public Sector Business Unit
and Head of Transaction Banking Unit

Mr. Tetsuhiko	Managing Executive Officer	Managing Executive Officer
Saito	Head of Personal Banking Unit	Personal Banking Group

Mr. Masakane	Managing Executive Officer	—
Koike	Head of Risk Management Group
and Head of Compliance Group

Mr. Akira	Managing Executive Officer	—
Sugano	Head of Investment Banking Unit,
Head of Asset Management Unit
and in charge of
Business Collaboration Division
(Securities & Trust Services)

Name	New Position (effective as of April 2, 2012)	Current Position
Mr. Takeo	Deputy President	(Mentioned above)
Nakano	(Representative Director)
Head of Internal Audit Group

The appointment of Mr. Takeo Nakano as director is subject to approval at the general meeting of shareholders of MHBK to be held on April 2, 2012.

【Mizuho Corporate Bank, Ltd. (MHCB)】

Name	New Position (effective as of April 1, 2012)	Current Position
Mr.Tetsuo	Deputy President	Deputy President
Hiramatsu	(Representative Director)	(Representative Director)
Head of Internal Audit Group

Mr. Mikito	Deputy President	Deputy President
Nagai	(Representative Director)	(Representative Director)
Chief Auditor

Mr. Yoshiyuki	Managing Executive Officer	Managing Executive Officer
Fukuda	Head of Corporate Banking Unit	Head of Corporate Banking Unit
(Large Corporations)
and in charge of Corporate Banking Unit

Mr. Masaaki	Managing Executive Officer	—
Kono	Head of Strategic Planning Group

Mr. Yasumasa	Managing Executive Officer	Managing Executive Officer
Nishi	Head of Markets Unit	Head of Global Markets Unit

Mr. Toshitsugu	Managing Executive Officer (not full-time)	—
Okabe	in charge of coordination with
Retail Banking Unit of
Mizuho Bank, Ltd.

Mr.Hideyuki	Managing Executive Officer	Managing Executive Officer
Takahashi	Head of Financial Control &	Chief Financial Officer,
	Accounting Group	Chief Portfolio Management Officer,
Chief Information Officer

Mr. Daisaku	Managing Executive Officer	—
Abe	Head of IT & Systems Group
and Head of Operations Group

Mr. Junichi	Managing Executive Officer	Managing Executive Officer
Nishizawa	Head of Human Resources Group	Chief Human Resources Officer

Mr. Yasunori	Managing Executive Officer	—
Tsujita	in charge of Strategic Planning Group

Name	New Position (effective as of April 1, 2012)	Current Position
Mr. Masayuki	Managing Executive Officer	Managing Executive Officer
Yonetani	Head of Corporate Banking Unit

Mr. Masayuki	Managing Executive Officer	Managing Executive Officer
Hoshi	Head of Financial Institutions	Head of Global Transaction Banking Unit,
	& Public Sector Business Unit	Head of Global Asset Management Unit
and Head of Transaction Banking Unit

Mr. Tetsuhiko	Managing Executive Officer (not full-time)	—
Saito	in charge of coordination with
Personal Banking Unit of
Mizuho Bank, Ltd.

Mr. Masakane	Managing Executive Officer	—
Koike	Head of Risk Management Group
and Head of Compliance Group

Mr. Akira	Managing Executive Officer	Executive Officer
Sugano	Head of Investment Banking Unit,	General Manager of
	Head of Asset Management Unit	International Coordination Division
and in charge of
Business Collaboration Division
(Securities & Trust Services)

【Mizuho Trust & Banking Co., Ltd. (MHTB)】

Name	New Position (effective as of March 1, 2012)	Current Position
Mr. Ryoji	Retired	Corporate Auditor
Yokoyama		(full-time)

Name	New Position (effective as of April 1, 2012)	Current Position
Mr. Nobutake	Deputy President	Deputy President
Nishijima	(Representative Director)	(Representative Director)
Head of Internal Audit Group

Mr. Tadashi	Managing Director and	Managing Director and
Ohi	Managing Executive Officer	Managing Executive Officer
Head of Strategic Planning,
Financial Control & Accounting Group
and Head of Human Resources Group

Mr. Masaaki	Managing Executive Officer	—
Kono	in charge of Strategic Planning,
Financial Control & Accounting Group

Mr.Hideyuki	Managing Executive Officer	—
Takahashi	in charge of Strategic Planning,
Financial Control & Accounting Group

Mr. Daisaku	Managing Executive Officer	—
Abe	in charge of IT & Systems Group
and Operations Group

Mr. Junichi	Managing Executive Officer	—
Nishizawa	in charge of Human Resources Group

Mr. Shuuichi	Managing Executive Officer	Managing Executive Officer
Takemoto	Head of IT & Systems Group
and Head of Operations Group

Mr. Masakane	Managing Executive Officer	—
Koike	in charge of Risk Management Group
and Compliance Group

Mr. Masato	Managing Executive Officer	Executive Officer
Monguchi	Head of Risk Management Group	General Manager of
	and Head of Compliance Group	Internal Audit Department

Management Changes for the 4 entities above are on the assumption that any permission required will be obtained from the relevant authorities in Japan.